[LETTERHEAD OF STERNE, AGEE & LEACH, INC.]

November 7, 2014

Via Facsimile and Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         Ben Franklin Financial, Inc.
Registration Statement on Form S-1 (Registration No. 333-198702)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Ben Franklin Financial, Inc. in requesting that the effective date of the above-referenced Registration Statement, as amended, be accelerated so that it will become effective at 2:00 p.m. on November 12, 2014, or as soon thereafter as may be practicable.

Very Truly Yours,

Sterne Agee & Leach, Inc.

/s/ Allan D. Jean
Name: Allan D. Jean
Title: Director